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September 23, 2025	vedderprice.com Nathaniel Segal Shareholder +1 312 609 7747 nsegal@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure Review & Accounting
100 F Street, NE
Washington, D.C. 20549

Attn:	Mr. Raymond A. Be, Attorney-Adviser
Ms. Shandy C. Pumphrey, Staff Accountant

Re:	Origin Real Estate Credit Fund (formerly, Origin Real Estate Credit Interval Fund)

Registration Statement on Form N-2
File Nos. 333-287135, 811-24089

Dear Mr. Be and Ms. Pumphrey,

On behalf of Origin Real Estate Credit Fund (formerly, Origin Real Estate Credit Interval Fund) (“Registrant” or the “Fund”), this letter responds to the comments provided telephonically by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) on September 11, 2025 and September 15, 2025, and to comments received by email from the Staff on September 22, 2025, with respect to Pre-Effective Amendment No. 2, filed with the Commission on August 25, 2025, to the above-referenced registration statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. Set forth below are the Staff’s comments, as we understand them, and the Registrant’s responses.

For convenience of reference, the comments of the Staff have been reproduced herein and are accompanied by corresponding Registrant responses. Registrant notes that its responses are also reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Registration Statement, filed on or about September 23, 2025 (the “Amendment”). Unless otherwise noted, capitalized terms have the same meaning as contained in the Amendment.

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Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

General and Response Letter

1.            Comment: Please supplementally explain whether the Adviser or any of its affiliates holds an interest in any of the Predecessor Funds.

Response: Neither the Adviser nor any of its corporate affiliates hold an interest in the Predecessor Funds. Certain employees of the Adviser do hold equity interests in the Predecessor Funds but the ownership is de minimis.

2.            Comment: Please supplementally describe how investments in the Predecessor Funds were sourced, including from whom the investments were purchased and contributed and whether they were sourced from an affiliate of the Fund or Adviser.

Response: None of the Predecessor Funds’ investments were sourced, purchased, contributed by or otherwise acquired from the Adviser or its affiliates. All portfolio investments of the Predecessor Funds were sourced by the Adviser’s investment management professionals from third parties utilizing the team’s fundamental analysis and due diligence processes, involving, among other things, various market data inputs, and leveraging the team’s experience with credit markets, network of real estate industry contacts and familiarity with multifamily investment characteristics.

3.           Comment: The Staff notes that in Registrant’s August 11, 2025 response letter to the Commission’s June 13, 2025 comments (“August 11 Letter”), Registrant’s response to Comment 7 stated that the “Fund and the Predecessor Funds intend on effecting the Reorganization in accordance the conditions set forth in GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006) (“GuideStone”)” (hereafter the “Guidestone Transaction”). Please supplementally confirm that, in accordance the conditions set forth in GuideStone, the Guidestone Transaction will close and disclosures will be updated prior to the Fund selling its shares to new investors.

Response: Confirmed.

4.            Comment: If the Predecessor Funds intend to purchase underlying securities in secondary market transactions, and then mark them up using practical expedient prior to the Guidestone Transaction, please supplementally explain how Registrant intends to handle the potential materiality and disclosure considerations associated with such gains accruing only to the Predecessor Funds’ investors under such circumstances (i.e., purchases made close in time to the merger).

Response: It is not anticipated that the Predecessor Funds will engage in such transactions and/or activity. Additionally, Registrant notes that all Predecessor Fund investments will be valued in the same manner prior to and following the Guidestone Transaction. As required under Guidestone, the Predecessor Funds and the Fund have the same procedures for determining their net asset values and will follow those procedures in determining the amount of shares. Additionally, as disclosed in the Prospectus under “DETERMINATION OF NET ASSET VALUE,” investments for which market quotations are readily available will be valued using end-of-day pricing quotes obtained from an independent third-party pricing service on a daily basis. Securities that are not publicly traded or whose market prices are not readily available will initially be valued at cost and thereafter valued at fair value based on the input of an independent evaluator. Registrant also directs the Staff to the response to Comment 5 below regarding the role of an independent evaluator and the evaluation process to be utilized, which is designed to ensure a fair and accurate appraisal of all portfolio investments, particularly those for which public market quotations are not readily available—as is the case for a substantial portion of commercial real estate-related debt investments and direct real estate investments.

Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

5.           Comment: The Staff notes that Guidestone requires a report of an independent evaluator in certain circumstances. Specifically, under Guidestone an independent evaluator must prepare a report assessing the value of any securities (or other assets) for which market quotations are not readily available, that sets forth the fair value of each such asset as of the date of transaction. Please confirm Registrant intends to fully comply with the conditions of Guidestone with respect to the preparation of a report by an independent evaluator.

Response: Confirmed.

6.            Comment: The Staff notes that in the August 11 Letter, Registrant’s response to Comment 8 stated “…at all times, the Fund will limit its direct ownership of commercial real estate in order to ensure its continued treatment as an investment company under the 1940 Act.” Please supplementally advise how the Fund intends to manage such real estate (e.g., whether it will operate and manage the property, itself, or hire a third-party to do so). Please also supplementally advise how such an investment would be presented in the Fund’s Schedule of Investments.

Response: For the Staff’s information, Registrant does not expect to own direct interests in commercial real estate in the ordinary course and has revised disclosures in the Amendment to clarify the foregoing, including to make clear that direct real estate holdings are not included among the Fund’s primary asset classes. In the relatively rare event that a debt instrument owned by Registrant defaults or the underlying real estate becomes impaired (i.e., a Work Out circumstance), it is possible that the Fund could become a direct owner of real estate. However, in such an instance, Registrant would retain an unaffiliated, third party service provider to manage and operate the property and would seek to dispose the investment as soon as practicable, taking into account market conditions and the best interests of the Fund and its shareholders. Supplemental disclosure addressing the foregoing has been incorporated into the Amendment where appropriate. Such investments in commercial real estate would be held through blocker corporations and would be presented in the schedule of investments as “Private Investments - Equity”, sub-type “Real Estate Common Equity” with notations regarding illiquidity, restricted nature under the Securities Act, good faith fair valued and the non-income producing nature of the investment along with the required ASC 820 required footnote disclosures. Additionally, there would be footnote disclosure of the revenue and expenses of the underlying real estate if material.

Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

7.            Comment: Please supplementally advise whether any of the investments Registrant will receive in the Guidestone Transaction will involve the direct ownership of real estate.

Response: To our knowledge, none of the investments will involve a direct ownership of real estate.

8.           Comment: The Staff notes that in the August 11 Letter, Registrant’s response to Comment 10 does not include a discussion of any potential property management or other services that may be provided by an affiliate of the Adviser. Please add a summary discussion to address the potential property management or other services that may be provided by an affiliate of the Adviser. In doing so, please include a summary discussion addressing any conflicts of interest that might arise with respect to affiliated service providers, and supplementally advise of any policies and procedures in place to protect the Fund from overreach. Please also acknowledge that any action or inaction by the Commission with respect to such discussion should not be taken as an agreement with Registrant’s analysis.

Response: For the Staff’s information, the Adviser and its affiliates will not provide any property management services to Registrant and Registrant has revised or removed disclosures in the Amendment to clarify the foregoing. As disclosed in the Prospectus, the Adviser and/or its affiliates may engage in origination activities and receive attendant arrangement, structuring or similar fees from borrowers for services rendered. Specifically, it is anticipated that an affiliate of the Adviser will receive a loan origination fee from the borrowers of the loans of up to 1.5%. A loan origination fee is a one-time fee charged by the lender or servicer to cover the costs associated with processing a loan. This fee, typically a percentage of the loan amount, helps the lender or servicer manage the administrative and underwriting tasks (including diligence on the borrower) involved in getting the loan approved and disbursed. It is a common feature of the closing costs for real estate mortgages and other types of loans and the amount of the fee is within industry averages. In addition to loan origination fees, the borrowers typically pay a loan servicing charge for ongoing administration of the loan. This fee is not retained by the Adviser’s affiliate and is remitted to a third-party loan servicer. Any loan servicing fees received from a borrower in excess of the third-party servicer expenses will be remitted to Registrant. Registrant has supplemented disclosures in the Prospectus to clarify the foregoing fee remission and, as noted, to make clear that only unaffiliated third parties will be engaged for property management services, if needed.

9.            Comment: Please provide an organizational chart depicting the parties to the transaction both prior to and after the acquisition of the Predecessor Funds.

Response: Provided supplementally to the Staff by email.

Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

Prospectus

10.        Comment: The Staff notes that the Cover Page of the Prospectus states that “… the Fund’s direct ownership of commercial real estate is expected to be limited to acquisitions of property securing an existing investment that has become impaired, provided the investment is suitable and permissible for the Fund,” but that the “Principal Investment Strategies” immediately above that statement includes “Commercial real estate.” Please clarify what would constitute “suitable and permissible” direct ownership of commercial real estate.

Response: Registrant has revised the disclosure to clarify that Registrant does not intend to directly own real estate and, in unusual and limited circumstances, would obtain ownership only through a distressed or workout scenario related to real estate debt held by Registrant. Please refer to Registrant’s response to Comment 6 above.

11.         Comment: With respect to the “PERFORMANCE” section and related disclosure, please supplementally advise the Staff regarding the guidance upon which the Fund is relying in order to include the prior performance presentation.

Response: The Fund no longer intends to provide prior performance information in the Fund’s Registration Statement. The Fund has updated the Registration Statement accordingly.

Accounting Comments

12.         Comment: The Staff notes disclosure on page 2 of the Prospectus that the Predecessor Funds merging into the new entity include Origin Multifamily Credit Fund, LLC (“Multifamily Credit Fund”), OSCF Aggregator, LLC (“OSCF Aggregator”) and Origin Strategic Credit Fund, LLC (“Strategic Credit Fund”). The Staff further notes that the combined financial statements included with the Amendment filing include Origin Parallel Fund, L.P. (“Parallel Fund”). Please confirm if the Parallel Fund or its assets are being merged into the Fund. If not, please consider whether the Parallel Fund should be included in the financials. To the extent necessary, delineate the financial statements of Multifamily Credit Fund from those of the Parallel Fund. Please also consider adding clarity to the Statement of Additional Information regarding which funds will be merging into the Fund.

Response: For the Staff’s information, Registrant notes that Parallel Fund will not participate in the merger. Investors in Parallel Fund have been fully redeemed as of September 8, 2025 and Parallel Fund expects to wind up and be dissolved as of the merger date. Nonetheless, for purposes of the Predecessor Funds’ financial statements included with the Registration Statement, Registrant notes that Multifamily Credit Fund and Parallel Fund operated together as one collective entity and prepared combined financial statements. Thus, for presentation purposes, Registrant believes it is appropriate to retain the combined financial statements in their current form. However, Registrant notes that the Supplementary Information to the combined Multifamily Credit Fund and Parallel Fund financial statements do contain distinct financial information for each of the two entities. Registrant will modify disclosure in the Statement of Additional Information to clarify which funds will be merging into the Fund.

Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

13.       Comment: The Registration Statement notes that affiliates of the Adviser may be engaged at prevailing market rates to provide property management and other services for the Fund’s real estate investments, including Fund investments that have become impaired (i.e., Workout Assets). Please describe the fees associated with such arrangements that will be charged to the Fund, if any. Please also describe whether and how such fees will be presented to the Fund’s Board of Trustees and evaluated as part of the contract review process pursuant to Section 15(c) of the 1940 Act (hereafter, the “15(c) process”).

Response: Registrant notes that it has revised the disclosure to clarify that, to the extent necessary in connection with an investment, unaffiliated third parties will be engaged at prevailing market rates to provide property management and other services. The Adviser and its affiliates will not be engaged to provide property management or other services to the Fund, except that the Adviser may receive compensation for assisting with loan modification in a Workout Asset situation, with such compensation ranging from 0-1% of the loan amount. Disclosures clarifying the foregoing have been incorporated into the Amendment.

14.         Comment: Please supplementally describe how the Fund will value Workout Assets or distressed real estate assets. Please describe the accounting policies relating to non-accrual investments.

Response: Registrant will obtain a third-party valuation to value Workout Assets or distressed real estate assets. With respect to non-accrual investments, if the accruals are more than the fair market value of the investments, Registrant will not account for the accruals in determining the value of the investment. Registrant expects to apply the asset recovery methodology to non-accrual investments. More generally, when management identifies loans or other investments (i.e., performing and non-accrual) that have experienced credit deterioration (e.g., missing multiple payments, inability to raise additional funding, key turnover of management team, etc.), a fair value adjustment may be warranted. The amount of any valuation adjustment considers the estimated amount and timing of cash payments of principal and interest from the borrower and/or liquidation analysis and is determined based upon a credit analysis of the borrower and an analysis of the expected recovery from the borrower, including consideration of factors such as the nature and quality of the Fund’s security interests in collateral, the estimated fair value of the Fund’s collateral, the size of the loan, and the estimated time that will elapse before the Fund achieves a recovery. Due to timing delays associated with restructurings, there may exist extended periods where the Fund is not receiving any payments with respect to a loan and therefore, by definition such loan would be classified as non-accrual. In these and other similar instances, management may conclude that no adjustment to the fair value of the loan is warranted based on the output of the asset recovery analysis.

Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

15.         Comment: Disclosure under the header “DETERMINATION OF NET ASSET VALUE” on Page 96 of the Prospectus refers to the use of publicly traded comparable companies among the approaches that will be used to establish the fair value of the Fund’s investments in good faith. Please describe supplementally to the Staff how such inputs may be utilized in the valuation process.

Response: Registrant notes that, as disclosed under “DETERMINATION OF NET ASSET VALUE,” securities that are not publicly traded or whose market prices are not readily available, as will be the case for a substantial portion of commercial real estate-related debt investments and direct real estate investments, will initially be valued at cost and thereafter valued at fair value as determined by the Adviser in good faith pursuant to policies adopted by the Adviser and approved by the Board. As also disclosed, the Adviser and the Independent Evaluator will use a variety of approaches to establish the fair value of these investments in good faith, including widely recognized and utilized valuation approaches and methodologies, such as an analysis of discounted cash flows, publicly traded comparable investments and comparable transactions and will also consider recent transaction prices and other factors in the valuation. As to such publicly traded comparables in particular, Registrant notes that multiples of publicly traded comparable investments, if any, may be evaluated in the valuation analysis for purposes of benchmarking the enterprise value/revenue. In such cases, Registrant anticipates that the use of publicly traded comparable investments will be just one of a variety of inputs utilizes in determining fair value. In this regard, Registrant also notes that an analysis of publicly traded comparable investments is not mathematical and, instead, involves complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable investments and other factors that could affect the value. Registrant and the Independent Evaluator will exercise professional judgment in evaluating such comparables, based on their knowledge of the industry.

16.         Comment: Page 22 of the Prospectus states that “The Fund may invest in assets that are serviced by an affiliate of the Adviser.” Please disclose any conflicts of interest with this arrangement and if the Adviser receives commissions or other fees associated with such investments. Please supplementally disclose if such fees will be disclosed to the Fund’s Board of Trustees as part of the 15(c) process.

Response: Please refer to Registrant’s responses to Comments 8 and 13 above. As noted, Registrant does not expect to invest in assets serviced by an affiliate of the Adviser. Separately, as discussed in response to Comment 8 above, an affiliate of the Adviser may provide loan origination services to borrowers, for which the affiliate will be compensated for services rendered by the borrower and not by the Fund. Disclosures in the Prospectus have been revised to clarify the foregoing.

17.         Comment: Please supplementally confirm if affiliates of the Adviser receiving fees for real estate servicing arrangements and/or relating to Workout Assets are covered under an SOC 1 Report or, if not, whether controls of such affiliates are otherwise addressed under the relevant service provider agreement(s).

Response: Please refer to Registrant’s responses to Comments 8 and 13 above. Affiliates of the Adviser will not be retaining any fees for real estate servicing arrangements, as any such fees that affiliates of the Adviser receive will be paid to third-party servicers for services provided. Any servicing fees that exceed servicing expenses will be returned to the Fund. Affiliates of the Adviser will also not be receiving property management or other fees relating to Workout Assets. Consequently, no such fees are covered under an SOC 1 Report.

Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

18.         Comment: Please describe the assumptions used in calculating the Year 1 Incentive Fee included in the “Summary of Fund Fees and Expenses” table. Consider including a graphical example of how the Incentive Fee works. Additionally, the Staff notes that since distribution and/or shareholder servicing fees do not appear to be excluded from the expense limitation, the application of the expense limitation and Incentive Fee may result in differing Incentive Fees across Classes of Shares.

Response: Registrant notes that the Incentive Fee calculation in the Summary of Fund Fees and Expenses takes into consideration the following assumptions:

•	Assumed rate of return on total Fund equity of 9.5% annually, after taking into consideration Fund expenses. This is slightly below the trailing 12-month average returns, which accounts for the probability of a lower interest rate environment in the coming 12 months, relative to the trailing 12 months. Additionally, the return assumption takes into consideration a modest reduction of returns to account for the increased cash holdings to ensure liquidity needs to meet the requisite quarterly repurchase offers.

•	The total annual returns above are reduced by 20% to estimate the Pre-Incentive Fee Net Investment Income. The Fund makes certain investments which generate returns that are considered unrealized capital appreciation, rather than interest income. For purposes of the Incentive Fee, the returns from these investments have been removed from the calculation of Pre-Incentive Fee Net Investment Income. At the time of filing, approximately 20% of the Predecessor Funds’ returns were derived from these investments.

•	The calculation is as follows: rate of return (*) unrealized capital appreciation adjustment (*) incentive fee= Incentive Fee. (0.095(*)0.80(*)0.10 = 0.0076)

The Registrant has updated the filing to include graphical example.

For the Staff’s information, Registrant has revised disclosures regarding the expense limitation agreement to clarify that expenses excluded from the cap include distribution and/or shareholder servicing fees, as applicable. Relatedly, Registrant notes that an amended form of expense limitation agreement was filed as an exhibit to the Amendment.

Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

19.         Comment: Page 58 of the Prospectus states that, “In the interim between third-party valuations, the Adviser’s Valuation Committee shall value each such investment on a monthly basis as set forth in the valuation procedures adopted by Adviser and approved by the Board (See “DETERMINATION OF NET ASSET VALUE”). Please explain how the Fund “will calculate its NAV on a daily basis,” as stated in the “DETERMINATION OF NET ASSET VALUE” section given the foregoing monthly inputs.

Response: There are two components to the daily pricing of the Fund’s NAV: public securities and private investment. The public securities will be updated using a daily pricing system provided by JP Morgan, which pricing is based on actual relevant market transaction activity.

The private investments are adjusted monthly based on independent valuations provided by Altus. To calculate the daily values of the private investments, the Advisor holds the starting monthly value constant and adds to it the daily accrual of the contractual interest income due but not yet paid. When a payment is made, the price of the investment is adjusted to reflect the accrued balance back to zero, which is offset by an increase in cash at the fund, and not change to the Fund NAV. Monthly valuations will also be adjusted in accordance with the fair value policy adopted by the Fund to the extent that management becomes aware of information about private investments that would warrant an override of the monthly independent valuation.

20.         Comment: The “Allocation of Income and Class Expense” section of the Prospectus states, “Income, realized and unrealized capital gains and losses, and expenses that are not allocated to a specific class shall be allocated to each class of the Fund on the basis of NAV of that class in relation to the NAV of the Fund.” Please supplementally explain in what instances realized and unrealized capital gains and losses will be allocated to a specific class.

Response: For clarity, Registrant will revise the disclosure to indicate that the Fund will not allocate realized and unrealized gains and losses to a specific class.

21.         Comment: The Staff notes the sub-header “Extraordinary Events” under the header “DESCRIPTION OF CAPITAL STRUCTURE AND SHARES.” Please consider modifying the reference to “extraordinary” events as the Staff believes that such instances are extremely rare.

Response: Registrant notes that the disclosure at issue is intended to address Form N-2, Part A, Item 10.c. requiring a description of instances in which the rights of holders of the security may be modified other than by a vote of a majority or more of the shares outstanding, voting as a class. Nonetheless, Registrant has deleted the sub-header at issue.

Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

22.         Comment: Provide the ownership percentage of the OSCF Aggregator subsidiary.

Response: As of June 30, 2025, OIG-ICF REIT, LLC, which is a wholly-owned subsidiary of Strategic Credit Fund, held 94.13% of the ownership interests in OSCF Aggregator, and Origin Strategic Credit Parallel Fund, LLC held 5.87% of the ownership interests in OSCF Aggregator.

23.         Comment: Please supplementally describe the treatment of OSCF Aggregator as an entity under ASC Topic 946 or a REIT for accounting purposes.

Response: Registrant notes that each of Strategic Credit Fund, Multifamily Credit Fund and OSCF Aggregator holds securities and meets the criteria to qualify and be accounted for as an investment company under ASC Topic 946. Registrant notes that OSCF Aggregator does not operate real estate.

24.         Comment: The Notes to Financial Statements, under “Revenue and Expense Recognition,” state that the “Company elected not to measure an allowance for credit losses for accrued interest receivable.” Please explain how the foregoing complies with U.S. GAAP. Additionally, please explain what is meant by the description of each Company qualifying under ASC Topic 946.

Response: Registrant notes that U.S. GAAP paragraph 326-20-30-5A provides: “An entity may make an accounting policy election, at the class of financing receivable or the major security-type level, not to measure an allowance for credit losses for accrued interest receivables if the entity writes off the uncollectible accrued interest receivable balance in a timely manner. This accounting policy election should be considered separately from the accounting policy election in paragraph 326-20-35-8A. An entity may not analogize this guidance to components of amortized cost basis other than accrued interest.” Additionally, each Company qualifies under ASC Topic 946 because each company meets the criteria to qualify as an investment company under ASC Topic 946.

25.         Comment: The Notes to Strategic Credit Fund’s Financial Statements state that “Earnings from the investment in Aggregator are reflected in the consolidated statement of operations which reflect the Company’s allocable share of cash distributions of income received by the Company from Aggregator.” Please provide the basis of accounting for this under U.S. GAAP for a non-consolidated entity that is not a master-feeder structure.

Response: As noted in response to Comment 24 above, Strategic Credit Fund meets the criteria to qualify as an investment company under ASC Topic 946. Although OSCF Aggregator qualifies as an investment company under ASC Topic 946, it is not consolidated into Strategic Credit Fund. Strategic Credit Fund accounts for its investment in OSCF Aggregator as a “fund of fund” and thus income from OSCF Aggregator reflects the Company’s allocable share based on the proportionate ownership of the net assets of OSCF Aggregator. Note that the financial statements of OSCF Aggregator are included in the Registration Statement so that investors have complete information as to the holdings and financial performance of OSCF Aggregator.

Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

26.         Comment: The valuation technique for preferred investments for Strategic Credit Fund is noted as using principal plus accrued preferred return. Please supplementally describe this investment technique and approach under U.S. GAAP.

Response: For the Staff’s information, Registrant notes that the nature of preferred equity is to provide an investor with a pre-determined rate of return in return, which pre-determined rate of return is referred to in the context of the valuation of the preferred investments for Strategic Credit Fund as “preferred return.” The value of preferred investments is the principal amount invested in exchange for the preferred equity, plus the pre-determined rate of return that has accrued. Based on the terms of the preferred equity investment, there are no additional proceeds to be received by the holder other than principal and accrued dividends.

27.         Comment: In the Strategic Credit Fund’s description of investments for the OSCF Aggregator, it shows the same cost and fair value. That entity was de-consolidated in January of 2024, yet in December of 2024, there was no change in value. Explain how with such things as yields, credit spreads, etc., there has been no change in value. Explain if the OSCF Aggregator will be consolidated in the Fund’s financial statements post-transaction as a RIC.

Response: During 2024 there was a change in the fair value of the Fund’s investment in OSCF Aggregator. For the year ended December 31, 2024, there was a $2.9M unrealized loss recorded by Strategic Credit Fund related to its investment in OSCF Aggregator. Although the cost and fair value at December 31, 2024 were both $85,816,505, at December 31, 2023, the fair value of OSCF Aggregator was $85,463,915 and the cost was $82,535,700. OSCF Aggregator will be dissolved following the transaction and thus will not be consolidated in the Fund’s financial statements post-transaction. The holdings of OSCF Aggregator will be owned by the Registrant.

28.        Comment: The lead-in paragraph for the “Investments Held by OSCF Aggregator, LLC” section on page 8 of the Strategic Credit Fund Financial Statements states that “the Fund’s proportionate share of ownership of the following issuers represented more than 5% of the Fund’s net assets.” Please describe the Fund’s unit of account for reporting valuation of the OSCF Aggregator and how the Fund determines control and ownership of the particular portion of investments shown in the table.

Response: The Strategic Credit Fund records its investment in OSCF Aggregator at its proportionate ownership of the net assets of OSCF Aggregator. The Strategic Credit Fund does not directly own the underlying investments held by OSCF Aggregator but owns them through its interest in OSCF Aggregator. As this is accounted for as a fund of fund, U.S. GAAP requires disclosure of investments of the underlying fund (i.e., OSCF Aggregator) which proportionally represent more than 5% of the Strategic Credit Fund’s net assets. The financial statements of OSCF Aggregator are attached as an exhibit to the Registration statement so investors have full disclosure of the holdings of OSCF Aggregator. The holdings of OSCF Aggregator will be owned by the Registrant following the transaction.

Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

29.         Comment: With respect to the “Investment in Private Investment Companies” section of the Multifamily Credit Fund and Parallel Fund financial statements, please describe the ownership structure of the investments listed. Please also explain if the entities are consolidated.

Response: Multifamily Credit Fund owns the investments listed in the “Investment in Private Investment Companies” section through its ownership interests in the subsidiary entities listed in that section. Multifamily Credit Fund and Parallel Fund are not consolidated. As noted above, Parallel Fund will not participate in the merger and is expected to be wound up and dissolved as of the merger date.

30.         Comment: With respect to members of Multifamily Credit Fund who made commitments to Multifamily Credit Fund of greater than $5 million, please confirm if those investors will be going into the Fund with a higher investment management fee and if so, whether such investors have consented to the increase.

Response: Registrant confirms that members of Multifamily Credit Fund who made commitments to it of greater than $5 million will be going into the Fund with a higher investment management fee and that such investors have consented to the increase.

31.         Comment: Please confirm that, although the Fund will be the successor after the conversion, the Strategic Credit Fund will be the accounting and performance survivor. The Staff notes that it may have additional comments.

Response: Registrant confirms that Strategic Credit Fund will be the accounting survivor. As noted in response to Comment 11 above, Registrant no longer intends to provide prior performance information in the Registration Statement. The Fund has updated the Registration Statement accordingly.

32.         Comment: Please address whether seed financial statements will be included in the next pre-effective amendment filing. Address the accounting for organizational and offering expenses.

Response: Registrant confirms that seed financial statements are included with Pre-Effective Amendment Filing No. 3.

Mr. Raymond A. Be

Ms. Shandy C. Pumphrey

Division of Investment Management

Securities and Exchange Commission

September 23, 2025

Very truly yours,

/s/ Nathaniel Segal
Nathaniel Segal
Shareholder
Vedder Price P.C.

cc:	Joseph M. Mannon, Shareholder, Vedder Price P.C.
Michael McVickar, General Counsel, Origin Investments
Jay Williamson, Senior Counsel, U.S. Securities and Exchange Commission
Christian Sandoe, Assistant Director, U.S. Securities and Exchange Commission